                                                                    EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS Dollars in 000's


                                                                              Year Ended December 31,
                                                        ---------------------------------------------------------------
                                                          1998           1997          1996          1995          1994
                                                        --------       -------       -------       -------       -------
Earnings:
  Earnings/(Loss) from Continuing Operations             (42,000)      742,000       596,000       461,000       506,000
  Add back
     Fixed charges less interest capitalized              85,693        72,035        78,593        43,771        30,163
                                                        --------       -------       -------       -------       -------
       Total earnings                                     43,693       814,035       674,593       504,771       536,163
                                                        ========       =======       =======       =======       =======

Fixed Charges:
  Interest, capitalized and expensed                       3,693         3,735           593           771         2,163
  Interest component of rental payments                   82,000        72,000        78,000        43,000        28,000
  Convertible Preferred Stock Dividends                   45,841        46,748        46,748        11,688            --
                                                        --------       -------       -------       -------       -------
     Total fixed charges                                 131,534       122,483       125,341        55,459        30,163
                                                        ========       =======       =======       =======       =======
Preferred Stock Dividends:
  Amount declared                                         28,192        28,750        28,750         7,188            --
                                                        --------       -------       -------       -------       -------

  Gross up to pretax based on 38.5% effective tax rate    45,841        46,748        46,748        11,688            --
                                                        ========       =======       =======       =======       =======

Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends                                   NM*         6.65          5.38          9.10         17.78
                                                        ========       =======       =======       =======       =======

*  Not meaningful.

For purposes of computing this ratio, earnings represent income from continuing operations before extraordinary items. Fixed charges represent interest expense, including amounts capitalized plus the interest factor in rental expense and preferred stock dividend requirements, adjusted to a pretax basis on the outstanding preferred stock of United HealthCare. Earnings were insufficient to cover fixed charges by $88,000 for the year ended December 31, 1998. Excluding the realignment charge of $725 million taken by United HealthCare in the second quarter of 1998, the pro forma ratio of earnings to fixed charges and preferred stock dividends for the year ended December 31, 1998 would have been 5.84.